Filed under paragraph (b)(3) of Rule 424
                                                         SEC File No. 33-95452



PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 13, 1996,
 as Supplemented November 6, 1996)


            $39,988,000 Principal Amount of 10% Senior Notes Due 2000
                                       and
                          99,911 Shares of Common Stock
                                       of
                            Lanesborough Corporation


         The information in this Prospectus Supplement concerning the Selling Securityholders supplements the statements contained in the Prospectus. Capitalized terms used and not defined herein shall have the meanings given to them in the Prospectus.

         On April 15, 1997, the Registrant failed to make the scheduled April 15, 1997 interest payment due on its outstanding 10% Senior Notes due 2000 (the "Notes"). Although the Registrant has engaged in discussions with a group of holders (the "Holder Group") of the Notes concerning alternatives for the restructuring of the Notes, there is no assurance that any agreement can be reached prior to the expiration of the 30-day grace period provided in the Indenture for the Notes. Upon expiration of such 30-day period, an Event of Default under the Indenture will occur, and the Notes will be subject to acceleration as provided in the Indenture.

         On April 10, 1997, Craig L. McKibben, the Company's sole director, resigned. Under the Delaware General Corporation Law, the Company's Certificate of Incorporation and By-laws, and existing resolutions of the Board of Directors setting the size of the Board of Directors at four members, the Company's Board of Directors is prohibited from acting (other than to appoint substitute directors) with fewer than its quorum of two directors. Therefore, the Board had not been able to manage the Registrant since the resignation of Michael C. French on March 3, 1997.

         In connection with discussions concerning the possible restructuring of the Notes, the Registrant and the Holder Group discussed the possibility that two or more nominees of the Holding Group be elected to the Registrant's Board of Directors, and Mr. McKibben agreed to resign. Although successor directors had not been nominated prior to Mr. McKibben's resignation, the Holder Group and the Registrant are currently in the process of re-establishing the Registrant's Board of Directors and certain members of the Holder Group have met with operating management. The Holder Group has expressed its desire to restructure the Notes so as to maximize the value and enhance the financial prospects of the Registrant and its principal subsidiary, Buffalo Color Corporation ("BCC"). The Registrant cannot predict whether or when its shareholders will elect a new Board of Directors.

         The Registrant has withdrawn its proposed offer to exchange all of the outstanding shares of common stock of BCC for the Notes. The offer had previously been disclosed in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, although the confidential offering memorandum effecting the offer had not yet been distributed to the holders of the Notes. The Registrant reserves the right to make such an offer or a similar offer in the future.




479836.1

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